SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ConvergeOne Holdings, Inc

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

212481 113

(CUSIP Number)

135 East 57th Street

8th Floor

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 212481 113

1	Names of Reporting Person. Forum Investors I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

CUSIP No. 212481 113

1	Names of Reporting Person. Forum Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

Explanatory Note

This Schedule 13D/A is being filed as an amendment (“Amendment No. 1”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on behalf of Forum Investors I, LLC, a Delaware limited liability company (the “Sponsor”) and Forum Capital Management, LLC, a Delaware limited liability company (the “Managing Member” and, together with the Sponsor, the “Reporting Persons”) with respect to the common stock of ConvergeOne Holdings, Inc. (the “Issuer”), on April 12, 2017 (the “Schedule 13D”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report (i) the distribution of shares of Common Stock and warrants to purchase Common Stock by the Sponsor on a pro rata basis to its members or their permitted transferees, and (ii) that the Reporting Persons ceased to beneficially own more than five percent of the class of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented and amended to add the following:

On February 22, 2018, C1 Investment Corp. and Forum Merger Corporation (“Forum”) consummated the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of November 30, 2017 (“Merger Agreement”), by and among Forum, FMC Merger Subsidiary Corp., a wholly-owned subsidiary of Forum (“Merger Sub I”), FMC Merger Subsidiary LLC, a wholly-owned subsidiary of Forum (“Merger Sub II”), C1 Investment Corp., a Delaware corporation (“C1”), and Clearlake Capital Management III, L.P., in the capacity as the Seller Representative (“Clearlake”), following the approval of the Transactions at the special meeting of the stockholders of Forum held on February 20, 2018. The Transactions involved the merger of Merger Sub I with and into C1, with C1 continuing as the surviving corporation (the “Surviving Subsidiary”) and as a wholly-owned subsidiary of Forum (the “First Merger”) and (b) the merger of the Surviving Subsidiary of the First Merger with and into Merger Sub II, ceasing the separate existence of the Surviving Subsidiary (the “Second Merger” and together with the First Merger, the “Business Combination”). Merger Sub II continued as the surviving entity in the Second Merger, and Merger Sub II, continued as the surviving entity. In connection with the closing of the Merger, the registrant changed its name from Forum Merger Corporation to ConvergeOne Holdings, Inc. (“ConvergeOne”).

In connection with the execution of the Merger Agreement, Forum, C1, the Sponsor, and Clearlake entered into the Sponsor Earnout Letter and Amendment to Escrow Agreement, dated November 30, 2017 (“Sponsor Earnout Letter”), which amended the Escrow Agreement, dated April 6, 2017, by and among the Sponsor, Forum and Continental Stock Transfer & Trust Company, to release 4,312,500 shares of Class F Common Stock of Forum (“Founders Shares”) purchased by the Sponsor prior to the Forum’s initial public offering from escrow to:

•	forfeit 1,078,125 Founders Shares immediately upon the consummation of the Business Combination;

•	subject 2,156,250 Founders Shares to: (i) forfeiture in the event the earnout targets in the Merger Agreement are not met by ConvergeOne, and (ii) a 180-day lock-up period following the closing of the Business Combination; and

•	release 1,078,125 Founders Shares from escrow immediately upon the consummation of the Business Combination.

On February 22, 2018, in connection with the consummation of the Business Combination:

•	1,078,125 of the Founders Shares were canceled;

•	the remaining Founders Shares automatically converted into 3,234,375 shares of Common Stock;

•	the Sponsor received 62,250 shares of Common Stock upon the automatic conversion of rights that it owned; and

•	the Sponsor made a pro rata distribution (for no consideration) to its members of all of its 3,919,125 shares of Common Stock and warrants to purchase 311,250 shares of Common Stock (the “Distribution”).

The foregoing summary of the Sponsor Earnout Letter is qualified in its entirety by reference to the text of the Sponsor Earnout Letter, which is included as Exhibit 99.1 to this Amendment No. 1, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b) The Reporting Persons’ current beneficial ownership in the Issuer and the Common Stock arising from such ownership is set forth on the cover pages to this Amendment No. 1 and is incorporated by reference herein. The ownership percentages appearing on such cover pages have been calculated based on a total of 69.7 million shares of Common Stock outstanding as of February 22, 2018, as disclosed on the Current Report on Form 8-K filed by the Issuer with the SEC on February 26, 2018.

(c) Except as set forth herein and elsewhere in the Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) As a result of the Distribution, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the class of Common Stock on February 22, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information set forth in Items 4 and 5 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits into this Schedule 13D:

Exhibit No.	Description

99.1	Sponsor Earnout Letter and Amendment to Escrow Agreement, dated November 30, 2017 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on February 26, 2018).

99.2	Amended and Restated Registration Rights Agreement by and among Forum, Forum Investors I, LLC, Clearlake Capital Management III, L.P. and other stockholders, dated February 22, 2018 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on February 26, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2018	FORUM INVESTORS I, LLC By: Forum Capital Management, LLC, its Managing Member

	By:	/s/ David Boris
Name: David Boris
Title: Member

Date: March 2, 2018	FORUM CAPITAL MANAGEMENT, LLC

	By:	/s/ David Boris
Name: David Boris
Title: Member